NSAR for Elfun International Equity Fund (formally known as Elfun Global Fund)

Item 77D:

On June 8, 1999, the Board of Trustees of the Elfun Global Fund voted to
     Change the name of the Fund to Elfun International Equity Fund. There were no changes made to the investment objective or any Policies of the Fund as a result of this name change.